February 21, 2007

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 001-13585

Dear Mr. Riedler:

Thank you for the comments contained in your letter dated May 23, 2006, your follow-up comments to our responses thereto which were delivered to us over the telephone on August 10, 2006, your further follow-up comments delivered to us over the telephone on December 21, 2006, and your further follow-up comment delivered to us over the telephone on February 13, 2007, in each case regarding the above-referenced filing. This letter responds to your most recent comment.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have transcribed your verbal comment below in bold type, followed by the Company’s response:

Comment 1

1.	Please confirm that you will provide disclosure in future filings that discusses why given the recent litigation judgment against you for $41.3 million, you believe that it is appropriate to recognize a loss contingency for only $25 million.

RESPONSE: The Company will amplify the disclosure surrounding the Pope case as requested by the staff. For your information, the trial judge in the case recently modified the jury award to exclude the punitive damage award against the Company’s subsidiary.

This recent development, and its related accounting implications, will also be addressed in the revised disclosure, which is anticipated to read substantially as follows:

“On June 15, 2006, a jury in the case of Security Title v. Linda Lorene Pope, et al. awarded damages in the amount of $41.3 million against a subsidiary of the Company. This matter involved a breach of fiduciary duty claim against Ms. Pope and an aiding and abetting claim against the Company’s subsidiary. The judgment comprised a compensatory award of $6.3 million and a punitive damage award of $35.0 million. In connection with this matter, the Company recorded a reserve of $25.0 million in the second quarter of 2006, representing what was then the Company’s estimate of its most likely loss in connection with the case. The Company arrived at this estimate after consultations with counsel who, based on various factors, including existing law on acceptable ratios of punitive to compensatory damages, advised the Company that a reduction in the punitive damage award was likely to occur on appeal. On February 14, 2007, the trial court set aside the $35.0 million punitive damage award against the Company. As a result, the Company reversed $18.0 million of the aforementioned $25.0 million accrual, and this reversal is reflected in the Company’s financial statements as of December 31, 2006. The remaining $7 million reserve at December 31, 2006 represents the Company’s best estimate of its loss based on its assessment of the likely outcome of this matter.”

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Dana Hartz
Mary Mast
Kenneth DeGiorgio
Frank McMahon
Jeffrey Robinson
Brian Lane
James Moloney